Bionomics Limited

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

5 December 2002

02060652

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 3 2002
WASH. D.C.
180

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

J. Mashado.

Jill Mashado
Company Secretary

dlw 12/26

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
3 December 2002

KEY EPILEPSY RESEARCH PUBLISHED – VALIDATES BIONOMICS ionX™ DISCOVERY PLATFORM

Scientists from Adelaide based biotechnology company, Bionomics Limited, and the University of Melbourne have completed an important new study on a gene which causes epilepsy and which validates a key component of Bionomics' discovery platform ionX™. The results of the study have been published in the influential US science journal, *Proceedings of the National Academy of Science* (PNAS).

"The studies are particularly significant because they reveal fundamental molecular deficits found in patients with epilepsy. We now have a foundation for a deeper understanding of the underlying causes of epilepsy and for the discovery of new classes of drugs utilising our ionX™ drug discovery tools," said research team leader, Dr Steve Petrou, head of Bionomics' Biophysics unit and a Research Fellow at the University of Melbourne.

"We may have found an epilepsy gene which causes a hyper-excitable neuronal state in the brain. Importantly our studies show that this particular gene is not fully responsive to current epilepsy drugs," Dr Petrou said.

"We are very pleased with the results of the studies and it is gratifying to have the work published in PNAS. We know we are on the right track," he said.

Bionomics CEO Dr Deborah Rathjen said worldwide there are 8.2 epilepsy sufferers per 1000 persons and 30 per cent of patients do not respond to existing drug treatments. In the US alone, 180,000 new cases were diagnosed each year.

"Epilepsy is a serious illness and it's a major market for drug treatments. The market is worth about US$5 billion in drug sales per annum. Bionomics is at the forefront of research into epilepsy and the latest study from Dr Petrou and his team boosts our knowledge of the condition and further strongly supports our intellectual property position."

Dr Rathjen said the study further enhanced the Company's recent scientific breakthrough – the world's first animal model of inherited human epilepsy.

"This publication and our recent mouse model discovery greatly add to the value of Bionomics drug discovery platform, ionX ™ " Dr Rathjen said.

"Bionomics has developed it's ionX™ discovery platform for the discovery and development of new and more effective treatments for epilepsy and other central nervous system (CNS) disorders".

31 Dalgleish Street, Thebarton, South Australia, 5031
Phone: 08 8354 6100 Fax: 08 8354 6199 Email: reception@bionomics.com.au

82-34682

The Company has benefited from a very close and productive collaboration with Melbourne University and the Women's and Children's Hospital in Adelaide since it's inception where the teams led by *Professor Sam Berkovic and Professor Grant Sutherland have* achieved significant advances in understanding the genetic causes of epilepsy. Bionomics scientific advisory board (SAB) member, Professor Berkovic was recently awarded the GlaxoSmithKline Australia prize for excellence in medical research for his pioneering research in the field.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

For more information about Bionomics, visit www.bionomics.com.au.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

DR STEVE PETROU
HEAD OF BIOPHYSICS
BIONOMICS LIMITED
& THE UNIVERSITY OF MELBOURNE
Ph: +61 3 8344 5833

Or visit the Bionomics website on www.bionomics.com.au

31 Dalgleish Street, Thebarton, South Australia, 5031
Phone: 08 8354 6100 Fax: 08 8354 6199 Email: reception@bionomics.com.au